NEWS RELEASE

RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX	AMEX SYMBOL: RBY	PR05-05 MARCH 8, 2005

RUBICON MINERALS. RETAINS RENMARK FINANCIAL COMMUNICATIONS INC.
AS ITS INVESTOR RELATIONS SERVICE COMPANY

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce that the company has retained the services of Renmark Financial Communications Inc. of Montreal, to assist with its investor relations program.

“We are pleased to have selected Renmark to strengthen Rubicon’s profile especially with the investment community in the Province of Quebec. After reviewing several proposals, we selected Renmark because its standards fit best with the corporate message we wish to communicate to the investing public,” said David Adamson.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 35.61% interest in a private B.C. corporation, Africo Resources Ltd., which is currently undertaking a feasibility study at its Kalukundi project in the DRC and recently reported drill results of up to 53 metres of 2.98% copper and 1.36% cobalt.

RUBICON MINERALS CORPORATION
David W. Adamson
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                      Page 1 of 1
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.